Morse, Zelnick, Rose & Lander
A LIMITED LIABILITY PARTNERSHIP

825 THIRD AVENUE
NEW YORK, NEW YORK 10022
212-838-1177
FAX – 212-208-6809

May 6, 2014

WRITER’S DIRECT LINE
(212) 838-8599

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:      Jay Ingram, Legal Branch Chief
David Korvin, Staff Attorney

Re:           Methes Energies International, Ltd.
Registration Statement on Form S-3
Filed April 15, 2014
File No. 333-195271

Dear Sirs and Mesdames:

This letter responds to the Staff’s comment letter dated May 1, 2014 regarding the above-referenced registration statement filed by Methes Energies International Ltd. (“Company” or “Methes”).  For ease of reference, your inquiries have been incorporated in this letter and precede our responses.  If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above.

General

1.
We note your reference to units in footnote 1 to the Calculation of Registration Fee Table and in the first paragraph of the legal opinion; however, the units are not listed in the Registration Fee Table or the Prospectus Cover Page. If you are registering the offer and sale of units, please list them accordingly, provide a description of the units you may offer in accordance with Item 202(d) of Regulation S-K, and arrange for counsel to opine on the legality of the units.

The offer and sale of units are being registered by the Registration Statement.  Accordingly, the Registration Fee Table and the Prospectus Cover Page have been revised to list the units, a description of the units has now been added to the Registration Statement in accordance with Item 202(d) of Regulation S-K, units are mentioned where appropriate to do so and a revised opinion of counsel covering the legality of the units is being filed as Exhibit 5.1, with Amendment No. 1 to the Registration Statement.

United States Securities and Exchange Commission
Division of Corporation Finance
May 6, 2014

Interests of Named Experts and Counsel, page 20

2.
Please note that the disclosure required under this section is that counsel provided an opinion upon the validity of the securities being registered, rather than the actual requirements needed within the legal opinion itself. See Item 509(b) of Regulation S-K. Please revise the last clause of the first sentence as appropriate.

This section has been revised in accordance with this comment.

Item 17. Undertakings, page 21

3.	Please revise to include only those undertakings applicable to you and your offering. For instance, the undertakings in paragraphs (4), (7), and (8) do not appear to apply to this offering.

This section has been revised in accordance with this comment.

Yours truly,

/s/ John C. Hui
John C. Hui